Wing Yip Food Holdings Group Limited

November 4, 2024

Via Edgar

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ernest Greene
Kevin Woody
Erin Donahue
Erin Purnell

Re:	Wing Yip Food Holdings Group Limited
Registration Statement on Form F-1, as amended
Initially Filed on March 6, 2024
File No. 333-277694

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Wing Yip Food Holdings Group Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”), be accelerated to and that the Registration Statement become effective at 1:00 p.m., Eastern Time, on November 6, 2024, or as soon thereafter as practicable.

Very truly yours,

Wing Yip Food Holdings Group Limited

By:	/s/ Tingfeng Wang
	Name:	Tingfeng Wang
	Title:	Chief Executive Officer and Director